Exhibit 99.1

For Immediate Release

YY Group Holding Launches YY Smart Tech to Drive Technological Innovation and Efficiency

SINGAPORE, December 3, 2024 –YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”) is proud to announce the establishment of YY Smart Tech Pte Ltd. (“YY Smart Tech”, “YYST”), a new technology arm dedicated to consolidating and enhancing IT services across the board. This strategic initiative aims to strengthen YY Group’s technological capabilities while delivering advanced IT solutions to external customers.

YY Smart Tech represents a significant milestone in YY Group’s journey towards digital transformation. By centralizing IT operations and resources, YY Smart Tech will streamline processes, foster innovation, and improve overall efficiency within the Company’s ecosystem. Headquartered in Singapore, a leading technological hub in Asia, YY Smart Tech is positioned to become a key player in the regional tech landscape.

Image Credit: Hong Ye Group.

Streamlining IT Operations for Maximum Impact

YY Smart Tech will serve as the central entity for managing all IT services, including infrastructure, cybersecurity, IoT, and software development. This consolidation ensures cohesive operations and robust security measures, benefiting both internal stakeholders and external clients. The restructuring was initiated by Mike Fu, CEO of YY Group Holding Limited with Ken Teng, YY Group Holding Limited’s Chief Information Officer, appointed to lead the new entity.

Ken will oversee the integration of various IT personnel and services under YY Smart Tech. His leadership aims to drive operational excellence and spearhead research and development in cutting-edge technologies, further positioning YYGH at the forefront of innovation.

Comprehensive Product and Service Offerings

YY Smart Tech will offer a wide range of services, including:

●	Corporate IT Services: Tailored solutions to enhance corporate infrastructure.

●	IT Infrastructure and Cybersecurity Services: Robust, scalable infrastructure with a focus on security.

●	IoT and DevOps Solutions: Supporting businesses with connected technologies and agile software development.

These services will not only support the Company’s internal needs but also be extended to external customers, driving efficiency and technological growth across sectors.

Upcoming Initiatives and Strategic Vision

YY Smart Tech has ambitious plans, including the consolidation of IT services across all YYGH subsidiaries, smart system setups, and the implementation of advanced cybersecurity measures. The launch of YY Smart Tech is targeted for January 2025, with several pilot programs in place to ensure smooth deployment and high standards.

Key projects include enhancing YY Group’s smart systems, refreshing technology across existing operations, and taking on new IT initiatives for both internal and external clients. High-risk and critical systems will undergo thorough pilot testing to guarantee seamless integration and performance.

Setting the Stage for Technological Excellence

YY Smart Tech is more than just an internal initiative; it is a strategic move to elevate YYGH’s capabilities on a global scale. By leveraging Singapore’s technological infrastructure and talent pool, YY Smart Tech aims to become a hub of innovation, fostering collaboration and delivering exceptional value.

“This marks a transformative step for YYGH,” said Ken Teng. “YY Smart Tech will streamline our operations and empower us to drive innovation, ultimately benefiting our entire ecosystem and the industries we serve.”

About YY Group Holdings Limited:

YY Group Holding Limited is a Singapore-based data and technology-driven company that specializes in creating enterprise intelligent labor matching services and smart cleaning solutions. Rooted in innovation and a commitment to user-centric experiences.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact:

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com